POWER OF ATTORNEY

This statement confirms that I have authorized and designated
James L. Chosy, Laura F. Bednarski and Matthew B. Krush, and each of them, as my attorney-in-fact to execute and file on my behalf all Forms 3, 4 and 5 (including any amendments) that I may be required to file with the Securities and Exchange Commission as a result of my ownership of or transactions in securities of U.S. Bancorp. Their authority under this Statement shall continue until I am no longer required to file Forms 4 and 5 with regard to my ownership of or transactions in securities of U.S. Bancorp, unless I revoke it earlier in writing.
I acknowledge that they are not assuming any of my responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated:  May 3, 2019

/s/ Derek White